

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

Gregg Buckbinder
Chief Financial Officer and Chief Operating Officer
Millburn Ridgefield Corporation
411 West Putnam Avenue
Greenwich, Connecticut 06830

> **Re: Millburn Multi-Markets Fund L.P.**
> **Amendment No. 2 to Registration Statement on Form 10-12(g)**
> **Filed May 20, 2011**
> **File No. 000-54028**
>
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 000-54028**

Dear Mr. Buckbinder:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12(g)

General

1.   Given the Master Fund's ability to invest in instruments which may be considered securities for purposes of Section 3 of the Investment Company Act of 1940, please include the following language in your next amendment: "The Master Fund at all times will look primarily to commodity interests as its principal intended source of gains and anticipates that at all times commodity interests will present the Master Fund's primary risk of loss and the Master Fund will not enter into any financial instrument if to do so would cause the Master Fund to look to securities as its principal intended source of gains or anticipate that securities will present the Master Fund's primary risk of loss."

Narrative Description of Business

(iii) Charges

Expenses, page 15

2.   We note your revisions in response to comments 5 and 6 in our letter dated September
        22, 2010. Please supplement the narrative in this section to more fully describe fees paid
        to both CACEIS Inc. and The Millburn Corporation. Please also update your fee table
        disclosure to quantify the amounts currently identified as "administrative expense" for
        each of these parties, to the extent material.

Form 10-K for the fiscal year ended December 31, 2010

General

3.   Please tell us why you have omitted the audited balance sheet of your General Partner,
        Millburn Ridgefield Corporation, for the most recently completed fiscal year. Refer to
        Rule 8-07 of Regulation S-X.

Millburn Multi-Markets Fund L.P.

Summary of Significant Accounting Policies, page 45

4.   We note your response to prior comment 10 from our letter dated September 22, 2010
        and reissue the comment in part. Please tell us your accounting policy for organization
        and initial offering costs, including the period of time over which you amortized to
        expense such initial offering costs. Refer to FASB ASC 946-20-35-5.

5.   In addition, please tell us whether the Partnership has direct or indirect obligation or the
        intent to reimburse the Master Fund for payment of expenses advanced for which the
        Master Fund is reimbursing the General Partner. In addition, please tell us and explicitly
        disclose whether the financial statements of the Partnership, not only those of the Master
        Fund, include such expenses. Refer to SAB Topic 5.D.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Stephen Van Meter in the Division of Investment Management at (202) 551-4448. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: James B. Biery
     Daniel F. Spies
     Sidley Austin LLP *(via facsimile)*